                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. ...)*



                           Hanover Compressor Company
                           --------------------------
                                (Name of Issuer)

                     Common Stock $.001 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   410768 10 5
                                 --------------
                                 (CUSIP Number)




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 410768 10 5                   13G                  Page 2 of 6 Pages

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   JOINT ENERGY DEVELOPMENT INVESTMENTS LIMITED PARTNERSHIP
-------------------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (A)
                   NONE
                                                                      (B)
-------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
-------------------------------------------------------------------------------
                            5   SOLE VOTING POWER
       NUMBER OF
         SHARES                          0
      BENEFICIALLY          -------------------------------------------
        OWNED BY            6   SHARED VOTING POWER
          EACH
       REPORTING                      2,761,950
         PERSON             -------------------------------------------
          WITH              7   SOLE DISPOSITIVE POWER

                                         0
                            -------------------------------------------
                            8   SHARED DISPOSITIVE POWER

                                     2,761,950

-------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     2,761,950
-------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


-------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     9.8%
-------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                   PN

CUSIP NO. 410768 10 5                13G                     Page 3 of 6 Pages

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   ENRON CORP.

-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (A)
                   NONE
                                                               (B)
-------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                   OREGON
-------------------------------------------------------------------------------
                            5   SOLE VOTING POWER
       NUMBER OF
         SHARES                          0
      BENEFICIALLY          -------------------------------------------
        OWNED BY            6   SHARED VOTING POWER
          EACH
       REPORTING                     2,761,950
         PERSON             -------------------------------------------
          WITH              7   SOLE DISPOSITIVE POWER

                                         0
                            -------------------------------------------
                            8   SHARED DISPOSITIVE POWER

                                     2,761,950

-------------------------------------------------------------------------------

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     2,761,950
-------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


-------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     9.8%
-------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                   CO

                                    ITEM 1(A)

Name of Issuer: The name of the issuer is Hanover Compressor Company
("Hanover").

                                    ITEM 1(B)

Address of Issuer's Principal Executive Offices: The principal executive office of Hanover is 12001 North Houston Rosslyn, Houston, Texas 77086.

                                    ITEM 2(A)

Name of Person Filing: The reporting persons are Enron Corp. and Joint Energy Development Investments Limited Partnership ("JEDI"). The general partner of JEDI is Enron Capital Management Limited Partnership ("ECMLP"), a limited partnership. The general partner of ECMLP is Enron Capital Corp., a wholly owned subsidiary of Enron Capital & Trade Resources Corp., a wholly owned subsidiary of Enron Corp. JEDI is the record owner of the shares subject to this Schedule.

                                    ITEM 2(B)

Address of Principal Business Office: The address of each of Enron Corp. and JEDI is 1400 Smith Street, Houston, Texas 77002.

                                    ITEM 2(C)

Citizenship: The place of organization of Enron Corp. is Oregon and the place of organization of JEDI is Delaware.

                                    ITEM 2(D)

Title of Class of Securities: The class of securities of Hanover owned beneficially by JEDI and Enron Corp. is common stock, $.001 par value (the "Common Stock").

                                    ITEM 2(E)

CUSIP Number:  410768 10 5

                                     ITEM 3

Not applicable

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                                     ITEM 4

Ownership.

(a) Amount Beneficially Owned: The amount of securities beneficially owned by each of Enron Corp. and JEDI is 2,761,950 shares of Common Stock.

(b) Percent of Class: The percent of the class of Common Stock beneficially owned by each of Enron Corp. and JEDI is 9.8%.

(c) Number of Shares and Voting Power: Enron Corp. and JEDI each has the shared power to vote or to direct the vote of 2,761,950 shares of the Common Stock and the shared power to dispose or to direct the disposition of 2,761,950 shares of the Common Stock.

                                     ITEM 5

Ownership of Five Percent or Less of a Class:  Not applicable

                                     ITEM 6

Ownership of More than Five Percent on Behalf of Another Person:  Not applicable

                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                     ITEM 8

Identification and Classification of Members of the Group:  Not applicable

                                     ITEM 9

Notice of Dissolution of Group:  Not applicable

                                     ITEM 10

Certification:  Not applicable








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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 11, 1998

                                         JOINT ENERGY DEVELOPMENT
                                         INVESTMENTS LIMITED
                                         PARTNERSHIP

                                         By: Enron Capital Management Limited
                                             Partnership, its general partner

                                                By: Enron Capital Corp.,
                                                    its general partner



                                                By: /s/Peggy B. Menchaca
                                                   -------------------------
                                                   Peggy B. Menchaca
                                                   Vice President and Secretary


                                         ENRON CORP.



                                         By: /s/Peggy B. Menchaca
                                            -------------------------
                                            Peggy B. Menchaca
                                            Vice President and Secretary



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